January 15, 2002



TO:     Ocumed, Inc. (formerly Archer Systems Limited, Inc.)
        Board of Directors
        Alfred Caggia
        Paul Filipek

FROM:   Walter Krzanowski


Dear Gentlemen:


           Due to certain policy differences that we have relating to information dissemination and other matters, I have decided to resign as a director effective January 15, 2002

           I hope that you have success in all of your endeavors.



Resectfully,


/s/ WALTER KRZANOWSKI
---------------------
Walter Krzanowski